# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: ALTISOURCE PORTFOLIO SOLUTIONS S.A., CIK 0001462418
CUSIP: L0175J104
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 33, BOULEVARD PRINCE HENRI, L-1724 LUXEMBOURG CITY, GRAND DUCHY OF LUXEMBOURG, Luxembourg (N4), 50
Date of event which requires filing of this statement: 04/07/2025
Amends the filing with accession number 0000950103-25-002504
Filed by CIK 0000903954
Persons authorized to receive notices and communications: Peter C. Gyr, UBS Asset Management (Americas) LLC, 787 Seventh Avenue, New York, New York (NY), 10019, 212-713-3123

## Reporting persons
- Credit Investments Group, a distinct business unit of UBS ASSET MANAGEMENT AMERICAS LLC (CIK 0000903954): type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 19,739,088; shared voting power 0; sole dispositive power 19,739,088; shared dispositive power 0; aggregate amount beneficially owned 19,739,088 (22.5% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.01 per share
Name of issuer: ALTISOURCE PORTFOLIO SOLUTIONS S.A.
Address of issuer's principal executive offices: 33, BOULEVARD PRINCE HENRI, L-1724 LUXEMBOURG CITY, GRAND DUCHY OF LUXEMBOURG, Luxembourg (N4), 50
Comment: This Amendment No. 1 (this "Amendment") amends and supplements the statement on Schedule 13D filed with the Securities and Exchange Commission (the "SEC") on February 26, 2025 (the "Original Schedule 13D" and, as amended by this Amendment, the "Schedule 13D") with respect to shares of Common Stock, par value $0.01 per share ("Common Stock"), of the Issuer. Unless indicated otherwise, all items left blank remain unchanged and any items which are reported are deemed to amend and supplement the existing items in the Original Schedule 13D. Capitalized terms used herein and not otherwise defined in this Amendment shall have the meanings ascribed to them in the Original Schedule 13D.

## Item 4. Purpose of Transaction
Purpose of transaction:
On February 4, 2025, the Board declared a proposed issuance of cash exercise warrants (the "Cash Exercise Warrants") to purchase 1.625 shares, subject to certain adjustments, of Common Stock and cashless exercise warrants ("Cashless Exercise Warrants" and together with the Cash Exercise Warrants, the "Warrants") to purchase 1.625 shares, subject to certain adjustments, of Common Stock to holders of shares of Common Stock, restricted share units or warrants to purchase shares of Common Stock (including the Client Accounts) in respect of each share of Common Stock, restricted share unit and share of Common Stock issuable upon exercise of such warrants, in each case held as of February 14, 2025.

Pursuant to the terms of the Warrant Agent Agreement, dated as of March 31, 2025, by and between the Issuer and Equiniti Trust Company, LLC, as warrant agent (the "Warrant Agent Agreement"), on April 3, 2025, the Issuer issued an aggregate of 552,154 Cash Exercise Warrants and 552,154 Cashless Exercise Warrants to the Client Accounts. Each Warrant entitles the holder thereof to purchase from the Issuer 1.625 shares, subject to certain adjustments, of Common Stock at an exercise price of $1.95 per Warrant (initially equal to $1.20 per share of Common Stock).

The Warrants may be exercised beginning on the later of (i) July 2, 2025 and (ii) the first date on which the VWAP (as defined in the Warrant Agent Agreement) of the shares of Common Stock equals or exceeds the Implied Per Share Exercise Price (as defined in the Warrant Agent Agreement) of the Warrants, which is initially $1.20, for a period of fifteen consecutive Trading Days (as defined in the Warrant Agent Agreement). The Cash Exercise Warrants, if not previously exercised or terminated, will expire on April 2, 2029. The Cashless Exercise Warrants, if not previously exercised or terminated, will expire on April 30, 2032.

The Issuer has applied to list the Cash Exercise Warrants and the Cashless Exercise Warrants on the Nasdaq Global Select Market under the symbols, ASPSZ and ASPSW, respectively.

The foregoing description of the Warrants and the Warrant Agent Agreement is only a summary and is qualified in its entirety by reference to the full text of the Warrant Agent Agreement (including the forms of Warrants attached thereto) filed hereto as Exhibit 99.1 and is incorporated herein by reference.

On February 19, 2025, in connection with the entry into the Exchange Agreement and the issuance of the Debt Exchange Shares, the Reporting Person entered into that certain Director Nomination Agreement with the Issuer pursuant to which, among other things, (i) the Reporting Person may designate in writing one individual (the "Designee") for election to the Board and (ii) the Issuer shall, to the fullest extent permitted by applicable law, take all corporate actions necessary to cause the election of the Designee to the Board and to such committee of the Board as reasonably agreed by the Board and the Designee promptly following the election of the Designee to the Board.

The Reporting Person has designated Wesley G. Iseley for election to the Board and the Issuer nominated Wesley G. Iseley for election to the Board at the annual general meeting of shareholders of the Issuer to be held on May 13, 2025.

The Reporting Person intends to evaluate on an ongoing basis its investment in the Issuer and its options with respect to such investment. Depending on market conditions, an evaluation of the business and the prospect of the Issuer and other factors, the Reporting Person may, in its sole discretion, purchase additional shares of Common Stock, or other securities convertible into or exchangeable for shares of Common Stock, and/or other equity, debt, notes instruments or other securities of the Issuer, dispose of shares of Common Stock or such other securities from time to time in the open market, in privately negotiated transactions or otherwise, and/or otherwise change its intention with respect to any and all matters referred to in this Item 4.

Except as set forth herein, the Reporting Person does not have, as of the date of this Schedule 13D, any plans or proposals that relate to or would result in any of the actions or events specified in clauses (a) through (j) of Item 4 of Schedule 13D. However, the Reporting Person reserves the right to adopt such plans or proposals in the future, subject to applicable regulatory requirements, if any.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The Client Accounts are the direct holders of an aggregate of 19,739,088 shares of Common Stock, constituting approximately 22.5% of the outstanding Common Stock. The foregoing percentage is calculated based on 87,582,129 shares of Common Stock issued and outstanding as of March 25, 2025 (excluding shares of Common Stock issuable upon exercise of the Cash Exercise Warrants and the Cashless Exercise Warrants, in each case issued to the Client Accounts and the other Lenders as of April 3, 2025), as reported by the Issuer on Amendment No. 1 to its Annual Report on Form 10-K, filed with the SEC on April 1, 2025.
Number of shares as to which each person has sole or shared power to vote or dispose: See rows (7) through (10) of the cover page to this Schedule 13D, which are incorporated herein by reference.
Transactions in the class effected during the past sixty days: Except as set forth in Item 3, the Client Accounts have not engaged in any transactions in shares of Common Stock during the past sixty days.
Other persons with the right to receive dividends or sale proceeds: Except for the Client Accounts which are the direct holders of the Shares, no other person is known by the Reporting Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Common Stock that may be beneficially owned by the Reporting Person.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not Applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Item 6 of the Schedule 13D is hereby supplemented by incorporating by reference in its entirety the information set forth in Item 4 above.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exhibit 99.1 - Warrant Agent Agreement (including forms of Warrants), dated as of March 31, 2025, by and between the Issuer and Equiniti Trust Company, as Warrant Agent (incorporated by reference to Exhibit 4.1 to the Issuer's Current Report on Form 8-K, filed with the SEC on April 2, 2025)

## Signatures
- Credit Investments Group, a distinct business unit of UBS ASSET MANAGEMENT AMERICAS LLC: /s/ Peter C. Gyr, Peter C. Gyr / Managing Director, Chief Compliance Officer - UBS Asset Management (Americas) LLC (04/07/2025)